Itaú

2021

Reference Form

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2021

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de SouzaAranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Piso Metrô, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2021, 12/31/2020 and 12/31/2019.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça AlfredoEgydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/relacoes-com-investidores The information included in theCompany's website is not an integral part of this Reference Form.
Last update of this Reference Form	05/24/2023

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 10.3 and 15.7	06/14/2022
V3	Updated items: 10.3, 12.1, 12.2, 12.5/6, 12.7/8, 12.9, 12.12, 13.1, 15.4 and 15.7	07/11/2022
V4	Updated item: 7.2	07/20/2022
V5	Updated items: 11.1, 11.2 and 12.5/6	08/08/2022
V6	Updated items: 19.1 and 12.5/6	09/02/2022
V7	Updated items: 12.5/6, 12.7/8, 12.12 and 15.7	10/10/2022
V8	Updated items: 12.9, 15.1/2, 15.3, 15.4, 15.8 and 19.2	10/14/2022
V9	Updated items: 12.5/6, 12.7/8 and 12.12	01/05/2023
V10	Updated items: 12.5/6, 12.7/8, 12.9, 12.10, 12.12, 15.1/2, 15.3, 15.4, 15.8 and 19.2	01/30/2023
V11	Updated items: 11.1 and 11.2	02/07/2023
V12	Updated items: 10.3, 12.5/6 and 12.12	03/08/2023
V13	Updated items: 12.5/6 and 12.12	03/16/2023
V14	Update items: 12.5/6, 12.7/8, 12.9, 12.10, 12.12, 15.1/2, 15.3, 15.4, 15.8 and 19.2	05/02/2023
V15	Updated item: 4.1	05/24/2023

4. Risk Factors

4.1. Describe the risk factors with effective potential to influence the investment decision, observing the categories below and, within them, the decreasing order of relevance:

This section addresses the risks we consider material to our business and investments in our securities. If any of the risks described were to materialize, our business, results of operations and financial condition may be adversely affected, as may the amount of investments made in our securities. Accordingly, investors should carefully evaluate the risk factors described below and the information contained in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we currently do not consider material, emerging risks or other risks of which we are not aware may also adversely affect us.

a) to the issuer

Credit

We may incur losses associated with counterparty exposure risks

We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. We may incur losses if any of our counterparties fail to honor their contractual obligations, including as a result of bankruptcy, lack of liquidity, operational failure or other reasons outside our control. This risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Any failure by a counterparty to meet its contractual obligations may adversely affect our financial performance.

Default by other financial institutions may adversely affect the financial markets in general and us.

The safety and soundness of several financial institutions may be closely interrelated as a result of credit, negotiation, settlement or other transactions among financial institutions. Accordingly, concerns regarding the default of a financial institution could cause significant liquidity problems, losses and/or default by other financial institutions. This systemic risk may adversely affect financial intermediaries, including clearing agencies, clearing houses, banks, securities companies and stock exchanges with which we interact daily, including us.

If the Central Bank intervenes any other relevant Brazilian financial institution, we, together with medium-sized and smaller financial institutions, may be subject to deposit withdrawals and decreases in investments, which could adversely affect us.

Exposure to Brazilian federal government debt could have a material adverse effect on us

Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2022, approximately 17.0% of all our assets and 54.6% of our securities portfolio were comprised of these public debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole.

We may face challenges associated with IBOR transition

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be "benchmarks", including those in widespread and long-standing use, such as the "IBORs" (including LIBOR and EURIBOR) have been the subject of ongoing international, national and

other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective, while others are still to be implemented or are under consideration. These and other reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

In particular, legacy contracts referencing US$ Libor, such as derivatives, commercial loans, floating rate notes, still remain in our portfolio. At the end of 2021, the global financial markets generally transitioned away from the use of all LIBOR settings (except for certain U.S. dollar LIBOR settings). However, there continue to be risks and challenges associated with the transition from IBORs that may result in consequences that cannot be fully anticipated, which expose us to various financial, operational, supervisory, conduct and legal risks.

In the U.S., the Alternative Reference Rate Committee, or ARRC, has identified the Secured Overnight Financing Rate, or SOFR, as its preferred alternative rate for the US$ LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have been entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2023, as recommended by ARRC and certain regulators. Additionally, in April 2021, a New York state law was enacted providing for the substitution of SOFR in any LIBOR-based contract governed by New York state law that does not include clear fallback language, once LIBOR is discontinued. However, as many financial contracts, including some of our financial agreements, include replacement alternatives for LIBOR upon the cessation of LIBOR, it is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.

In Europe, the working group on Euro risk-free rates has recommended the new Euro short-term rate, or €STR, as the new risk-free rate for the euro area. Also, in May 2021, this working group recommended EURIBOR fallback trigger events and replacement rates for EURIBOR based on €STR. Unlike LIBOR, the EURIBOR is not expected to disappear; however, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.

These and other reforms relating to benchmarks could: cause certain benchmarks to be substantially modified or to be permanently discontinued; lead to disruptions in the financial markets; give rise to litigation and other disputes; impact pricing mechanisms on some instruments; cause changes in the valuation of financial instruments linked to benchmark rates and hedging mismatch, among other consequences. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. For more information on our approach to the replacement of the IBOR rates, see "Item 5B. Liquidity and Capital Resources – IBORs Transition."

Business Operations

A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Due to the high volume of daily data processing, we are dependent on technology and management of information, which exposes us to the risk of unavailability of systems and infrastructure, such as power outages, breakdowns, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events beyond our control. Despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption to

the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including "bugs" and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage.

Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, punitive damage to third parties, regulatory fines, sanctions, interventions, and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations.

Additionally, we depend on certain third-party services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies, and rely to some extent on third-party data management providers. Interruptions in the provision of these services or data, caused by the lack of supply or the poor quality of the contracted services, among other factors, can affect the conduct of our business as well as our clients.

Moreover, as a result of the COVID-19 pandemic, we have increased the number of employees working remotely, which may increase the risks of unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing laws and regulations may be interpreted in new ways that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of identified or identifiable natural persons, including clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions, as well as damage that could materially and adversely affect our operating results, reputation, financial condition and prospects.

Administrative sanctions include, but are not limited to, sanctions for non-compliance with foreign data protection laws, as applicable, and with the Brazilian General Data Protection Law, or Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or LGPD, which sets forth the scenarios in which personal data can be handled, either by physical or digital means, and protects the holders of data from improper use.

In addition, pursuant to the LGPD, we may be required to report incidents related to cybersecurity issues, incidents where client information may be compromised, via unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services, and subject us to administrative sanctions. All of these factors could cause a material adverse effect on our reputation, business, results of operations and financial condition.

Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Our information systems may be vulnerable to service interruptions and security breaches by hackers and cyberterrorists, which continues to evolve in scope and sophistication, causing us to incur significant costs in our ever-evolving efforts to enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach.

Risks related to cybersecurity incidents include but are not limited to: (i) penetration into our information technology systems and platforms, by ill-intentioned third parties, (ii) infiltration of malware and viruses into our systems, (iii) contamination of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential information by persons inside or outside the organization, and (v) cyber attacks causing systems degradation or service unavailability that may result in business losses.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction.

For example, in 2020, SolarWinds Inc., one of our third-party software services providers, was subject to a data security incident. In 2021, we detected the Log4J vulnerability was identified which allowed remote code execution, with the inclusion of untrusted data (malicious) in the message recorded in an affected version of Apache Log4j, affecting large amounts of systems worldwide and, in 2022, we detected Spring4Shell, a critical vulnerability in the Spring Java framework. Our cybersecurity team promptly took steps to determine whether we were adversely affected, to contain and remediate possible threats. After conducting such investigations of the incidents, we concluded that they resulted in no material adverse impact to us. We cannot assure that similar incidents may occur to other services providers or other relevant vulnerability might be identified, since the entire providers and technologies landscape and the inherent risk of the technology exposes us to cyber threats on a daily basis.

A successful cyberattack may result in unavailability of our services used by our clients, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as damage to our reputation, directly affecting our clients and partners.

There are also requirements related to the information security process that we are required to comply with, such as the Brazilian Data Protection Law – Law No. 13,709/18 (Lei Geral de Proteção de Dados), or LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021 and SUSEP Circular No. 638/2021, among others, and noncompliance of these regulations could subject us to penalties and fines.

While we continue monitoring cyber risks related controls to ensure its effectiveness, failures in our cybersecurity systems or our failure to prevent or identify cyber attacks may materially and adversely affect our operating results and financial condition.

The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us.

Our ability to maintain our competitive position and implement our strategy depends on our senior management and key personnel.

Competition for qualified personnel in the financial services industry is intense, particularly from emerging competitors, such as fintechs and start-ups. Our performance and success depend on highly skilled individuals, and on the technical skills of certain key personnel (such as data scientists, product managers, designers and others) who are difficult to be replaced. Moreover, we face the challenge to provide a new experience to employees, so that we are able to attract and retain qualified professionals who value a work environment offering equal, diverse and

meritocratic opportunities and who wish to build up their careers in dynamic and cooperative workplaces.

In addition, the increased competition and the entry of technological companies in the financial sector have forced us to invest not only in traditional career paths but also in career strands more aligned with newest and future generations.

The loss of some of the members of our senior management, including successors to crucial leadership positions, as well as their relationships with our clients, or our inability to attract, develop, motivate and retain qualified personnel, could have a material adverse effect on our operations, performance and our ability to implement our strategy.

We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us.

We are subject to Brazilian anticorruption legislation, and similarly focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation ,mainly Brazilian Law No. 12,846/2013 – ("Lei Anticorrupção Brasileira"), or the Brazilian Anticorruption Law, require us, among other things, policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. See "Item 4B. Business Overview — Supervision and Regulation" for further details. However, unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.

We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units

We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence.

We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

• political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand;

• more restrictive or inconsistent government and local central banks' regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and

• difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and

reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently.

As we expand into these and additional markets, these risks could be more significant and have the potential to have an adverse impact on us.

Liquidity

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.

Current events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Such events increase investor concerns regarding the U.S. or international financial systems which can affect commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

We face risks relating to liquidity of our capital resources.

Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank.

Our capacity and cost of funding, including the availability of retail deposits, may be impacted by several factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market's perception of us, among other factors. The occurrence of any of these factors could materially adversely affect our financial position and results of operations, including by increasing the amount of retail deposit withdrawals by our customers in a short period of time.

In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may have to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant decrease in the value of the assets, which will impact our results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding, which may adversely affect our results of operation and financial condition.

A downgrade of our credit ratings may adversely affect our access to funding or the capital markets, increase borrowing costs or trigger additional collateral or funding requirements

Our ability to raise funds and the costs of such financing may be directly impacted by our credit ratings, which are opinions periodically expressed by independent rating agencies on our creditworthiness. A potential downgrade in our credit ratings could have an adverse impact on our liquidity, access to credit markets, funding costs, competitive position, and certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. Additionally, a downgrade of our credit ratings may trigger certain obligations or requirements under our financing agreements that could result in an immediate need to deliver additional collateral to counterparties or to take other actions under some of our financing and derivative contracts, adversely affecting our cash flow, interest margins and results of operations.

Credit ratings affect investors' perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. As of the date of this annual report, Brazil's sovereign credit ratings were BB- with a stable outlook, Ba2 with a stable outlook and BB- with stable outlook by S&P, Moody's and Fitch, respectively, which is below investment grade.

Any downgrading in Brazil's sovereign credit ratings may increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including us, adversely affecting our rating.

Market

The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.

In the ordinary course of our business, we use derivative financial instruments to hedge against currency risks and risk of losses due to movements in financial market prices in each of our business units.

These investment securities and derivative financial instruments may cause us to record gains and losses at the time of sale or when they are marked to market, as the case may be, and may fluctuate considerably from period to period due to Brazilian and international economic conditions, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices.

We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment securities and derivative financial instruments may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods or at all. In addition, we may not successfully realize the appreciation or depreciation in our consolidated investment securities and derivative financial instruments or any portion thereof. Any of these factors may materially adversely affect our results of operations and financial condition.

Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio

We are exposed to certain mismatches regarding interest rates and maturities between our credit portfolio and our sources of funds. A portion of our credit portfolio consists of floating and fixed interest rate and the profitability of credit operations depends on our ability to balance the cost to obtain funds with the interest rates charged to our clients. An increase in market interest rates in Brazil may increase our borrowing cost, especially the cost of time deposits, reducing the spread on loans, adversely affecting our operations. Any mismatch between our loan operations and related sources of funding may materially and adversely affect us.

An increase in the total cost of funding sources may result in an increase in the interest rates that we charge on the loans we grant and may consequently affect our ability to attract new customers. A decrease in the growth of our credit operations, as well as the illiquidity resulting from an inability to raise funds continuously, could adversely affect us.

Management and Financial Reporting

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses

Our market, credit and operational risk management policies, procedures and methods, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients' creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures., which could arise, for example, from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. If existing or potential customers believe our risk management is inadequate, they could terminate their relationship with us, which could harm our reputation as well as our revenues and profits.

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models' credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us

Our insurance and pension plan business sets prices and establishes reserves based upon actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

Although we annually review the pricing of our insurance and pension plan products and the adequacy of the associated reserves, we cannot accurately determine whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

Strategy

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us

As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in several mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating finance and accounting systems and personnel platforms, failure in diligence or the occurrence of unanticipated liabilities and contingencies, as well as the breach of the transaction agreements by counterparties, among other risks.

Whenever we announce this type of transaction, the price of our shares may decline depending on the characteristics of the acquisition and the companies involved.

In addition, we may not achieve the expected operating and financial synergies and other benefits from these transactions in a timely, cost-effective manner, or at all. There is also the risk that regulatory and antitrust authorities may impose restrictions or limitations on the operations or business arising from certain combinations, or impose fines or penalties due to their interpretation of irregularities in connection with the transaction.

In the event that we are unable to take advantage of opportunities for business growth, cost savings, operating efficiencies, revenue synergies and other benefits that we anticipate from mergers and acquisitions, or if we incur greater than estimated integration costs, we may be adversely affected.

Reputational Risk

Damage to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. Several factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. We cannot assure you that our individual employees will always comply with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. We also cannot assure you that our employees will not associate themselves with political parties nor engage in political agendas. Any deviations in behavior such as inappropriate practices and improper use of information may adversely affect our reputation.

In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with our clients, investors, and the market in general. If we are unable, or are perceived unable, to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among other sanctions.

Concentration Risk

We face risks related to market concentration.

Concentration risk is the risk of losses associated with significant exposure to a particular counterparty, to counterparties operating in the same economic sector, to a particular industry, geographic region, business segment, credit products, mitigating instruments, index or currency, among other risk components.

If we fail to diversify transactions with respect to a particular risk component, our exposure and vulnerability towards such component will increase and any changes or termination related to

these transactions could cause a material adverse effect on our results of operations and financial condition.

For further information on the concentration of our loan portfolio, see note 6 to our consolidated financial statements prepared in accordance with BRGAAP and available at our investor relations website, which is not incorporated by reference into this annual report.

Competition

The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.

The Brazilian market for financial services is highly competitive. We face increasing and significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in certain segments of the financial industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements.

Competition has increased among financial institutions in Brazil as a result of, among other things, recent regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client's permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, the use of digital channels has risen steadily over the past few years and are changing the way that customers access financial services. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not successfully able to compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer.

We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate.

Brazilian Law No. 12, 529/11, or the Brazilian Antitrust Law, requires that transactions resulting in economic concentration should be submitted to the Brazilian antitrust authority ("Conselho Administrativo de Defesa Econômica"), or CADE, for prior approval in the event these transactions meet a number of specific criteria. The closing of a transaction without CADE's approval subjects the parties to fines ranging from R$60 thousand to R$60 million, the nullity of the relevant transaction agreement, as well as potential administrative proceedings against the parties involved. In addition, the Central Bank regulations require that financial institutions submit certain transactions that may cause concentration between two or more financial institutions authorized to operate by the Central Bank to the Central Bank's antitrust department for prior approval.

As we have a significant market share in the Brazilian banking market in case of eventual allegations of anticompetitive conduct, we may be subject to penalties from CADE, especially administrative fines of 0.1% to 20% of the gross revenues of our group and divestiture of assets. Additionally, we are subject to the antitrust legislation of the countries where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Accordingly, we cannot assure you that Brazilian and foreign antitrust regulations, to the extent applicable to us, will not adversely affect our business and results of operations in the future.

Our Antitrust Corporate Policy is available on our investors relations website and is not incorporated by reference into this annual report.

b) its shareholders, especially the controlling shareholders

Strategy

Our controlling stockholder has the ability to direct our business

As of December 31, 2022, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payments of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa, the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

Certain of our directors are affiliates of IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. While Brazilian Corporate Law requires that the controlling shareholders vote in the best interest of the company, to the extent that these and other conflicting interests exist, the protection of Itaú Unibanco's and our other shareholders' interests will depend on our directors duly exercising their fiduciary duties as members of our board of directors and abstaining from voting in cases of conflict of interest.

Risk Factors for ADS Holders

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire.

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor's ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders' meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders' meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders' meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares

We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the

exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted.

The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages.

While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes.

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank, either as (i) a Foreign Direct Investment, subject to Law No. 14,286/21 and Central Bank Resolution No. 278, which will require the reporting of the transaction to the Central Bank through the Information Reporting System of Foreign Direct Investment (SCE-IED), if the transaction exceeds US$100,000.00, or (ii) as a Foreign Investment in Portfolio, subject to CMN Resolution No. 4,373/14, which requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio Investments (RDE – Portfolio), regardless of the transaction amount. The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (e.g. SCE – IED or RDE – Portfolio) will impact the ability of the holder non-resident in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and taxes may be due on these exchange rate transactions.

The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares classifies his/her investment as SCE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain evidence of foreign capital information or registration, as the case may be, such holder may incur expenses or suffer delays in the application process, which could impact the investor's ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner.

The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries

Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country.

c) To its controlled and associated companies

Considering that we are a holding company, the risk factors that may influence the decision to invest in our securities essentially arise from the risks to which our subsidiaries and affiliates are exposed, as described in this item 4.1.

d) Your managers

We may not be able to prevent our managers acting on behalf of third parties from being involved in adverse situations, which could expose us and affect our image

Our directors and officers, particularly the independent members of our board of directors, may be directors and officers of other companies, whether publicly traded or not, in Brazil or abroad.

We have no access to or control over the policies and procedures designed to prevent any illegal or improper activities in these companies, which may result in our directors and officers being held liable for illegal acts in the course of performing their duties. Involvement of our directors and officers in these companies and potential liability for their acts in the performance of their duties may cause damage to our reputation and image or other adverse effects.

e) To your suppliers

Operational risk factor

There are factors that include events that are totally or partially beyond our control, such as power outages, interruption of telecommunications services, generalized system failures, as well as internal and external events that may affect third parties with whom we do business or that are essential to our activities (such as stock exchanges, clearing houses, financial intermediaries or service providers). We have a continuous supplier evaluation process that mitigates the risk of discontinuity in the supply of services and materials and situations that may affect the bank's image. The operational risks reported in letter "a" of this item are the same for this section.

f) To your customers

Credit

Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio.

As of December 31, 2022, our loan portfolio without endorsements and guarantees was R$909.4 billion, compared to R$ 822.6 billion as of December 31, 2021. Our allowance for loan losses was R$52.3 billion, representing 5.8% of our total loan portfolio, as of December 31, 2022, compared to R$44.3 billion, representing 5.4% of our total loan portfolio, as of December 31, 2021. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate, risks related to changes in our business resulting from organic growth and mergers and acquisitions, expansion of our loan portfolio to new sectors and clients, particularly individuals and small and middle-market companies. Changes in the Brazilian economic and political conditions, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic conditions, may also adversely affect the quality of our loan portfolio. Adverse changes affecting any large clients or the sectors to which we have significant lending exposure may have a material adverse impact on our business and our results of operations.

For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the retail sector, there was increased demand for credit card financing, which has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates.

Our results of operations and financial condition depend on our ability to evaluate losses associated with the risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio In addition, our provisioning models depends on the veracity of the financial information available from the companies we grant loans to, accordingly, any fraud or misstatement in this information may lead us to misrecord provisions or to not make provisions when we should have made them.

If we are unable to control or reduce the level of nonperforming or low-quality loans, we may be adversely affected.

g) Economic sectors in which the issuer operates

Macroeconomic and Geopolitical Risks

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us.

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government's actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary, restrictions on selected imports, and foreign exchange policies. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

• interest rates;

• reserve and capital requirements;

• liquidity of capital, financial and credit markets;

• general economic growth, inflation and currency fluctuations;

• tax and regulatory policies;

• restrictions on remittances abroad and other exchange controls; increase in unemployment rates, decreases in wage and income levels; and

• other factors that influence our customers' ability to meet their obligations with us; and other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and, as a consequence, on the market price of our securities.

Changes in macroeconomic and geopolitical conditions may adversely affect us.

Our operations are affected by the macroeconomic and geopolitical conditions globally, especially in Brazil and in other countries where we have operations. Changes in macroeconomic and geopolitical conditions, such as economic growth, income, unemployment rates, inflation, and fluctuations in interest and foreign exchange rates, may continue to affect the demand for credit and financial services, as well as our clients' ability to repay.

In Brazil, the demand for credit and financial services, as well as our clients' ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP decreased 3.3% in 2020, increased 5.0% in 2021 and is expected to increase 2.9% in 2022. For 2023, we expect a slowdown in the Brazilian GDP growth to 1.1%, caused mainly by the impact of high interest rates on aggregate demand. In addition, the unemployment rate has decreased throughout 2022 and reached 8.5% at the end of the year (compared to 11.8% in 2021 and 14.9% in 2020). These two indicators have a direct impact on the purchasing power of the Brazilian population and, consequently, on their ability to meet theirs financial and contractual obligations.

In the global scenario, the conflict between Russia and Ukraine and tensions between Russia and the United States, the North Atlantic Treaty Organization, or NATO, the European Union and the United Kingdom, or the U.K, resulted in the imposition of several financial and economic sanctions, as well as export controls against certain Russian organizations and/or individuals. The conflict and related developments could have negative impacts on regional and global

financial markets and economic conditions, which in turn could cause restrictions on our and our clients' ability to enter into transactions with counterparties in Russia, higher volatility in foreign currency exchange rates, among other negative results. In Latin America political instability and macro fundamentals can also adversely affect our business.

In addition, as the world economy recovers from the recession triggered by the COVID-19 pandemic, not only emerging markets but also developed countries have been facing increases in inflation and interest rates. These and other developments of the COVID-19 pandemic may continue to occur in the medium and long term. Moreover, we cannot assure that new outbreaks of communicable diseases will not occur in the future.

Any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation and foreign exchange rates, may adversely impact us. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of the population in Brazil and in other countries where we have operations. In addition, such events may significantly impair our clients' ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. All of these events could cause a material adverse effect on our business, results of operations and financial condition.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers, like us. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have a material adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crisis in the European Union, the United States and emerging market countries may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding. This could materially and adversely affect the market price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Banks located in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets.

Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.

Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian economy. Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Brazil's General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, recorded inflation of 5.5% in 2022, 17.8% in 2021, 23.1% in 2020 and 7.3% in 2019. Brazil's National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 5.8% in 2022, 10.1% in 2021, 4.5% in 2020 and 4.3% in 2019. Measures to combat high

inflation rates include a tightening of monetary policy, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.

In Brazil, the Central Bank's Monetary Policy Committee, or COPOM, is responsible for setting the Brazilian official interest rate, or the SELIC rate. The COPOM frequently adjusts the official base interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in August 2022 and has remained at this level, throughout 2022.

In the international scenario, inflation is reaching record highs; in the U.S. consumer inflation measured by the Consumer Price Index, or CPI, of the U.S. reached 7.1% in 2021 (the highest level since 1982) and 7.2% in 2022. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, varied from a negative inflation of 0.3% in 2020, to 5.0% in 2021, and 9.0% in 2022.

The rise in inflation in several developed economies has led the authorities of these countries to being reversing through the strongly stimulating policies implemented during the COVID-19 pandemic. The European Central Bank has increased interest rates from 0.0% in 2020 and -0.5% in 2021 to 2.0% in 2022 and may reach its peak in 2023. The Fed has increased interest rates from 0.09% in 2020 and 0.08% in 2021 to 4.33% in 2022, and the Fed expects rates to rise closer to 5.0% in 2023. Significant changes in inflation and interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in interest rates could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in interest rates could reduce our gains from interest-bearing assets, as well as our net margins.

Political instability in Brazil may adversely affect us.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and heightened volatility of securities issued by Brazilian companies.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties deriving from the Lava Jato and other investigations and have materially impacted Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas, and construction companies, among others.

In addition, in October 2022, Brazil held elections for President, senators, federal deputies and state deputies. Luiz Inácio Lula da Silva was elected president for the third time, after taking office from 2003 to 2007 and from 2007 to 2011. His initial economic policy direction will be in the spotlight – with an external environment (tightening financial conditions, with the Fed Funds Rate closer to 5.0% and a stronger U.S. dollar across the board) that poses additional challenges. The transition constitutional amendment (Transition PEC) enacted by Congress implies a significant increase in public spending in 2023, implying an outlook of a return to rising public debt. In the absence of corrective actions, this scenario could lead to a new cycle of low growth, high inflation, and high interest rates.

Any of the above factors may create additional political uncertainty, which could have a material impact on the Brazilian economy and on our business, financial condition and results of operations.

Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.

The real has suffered significant depreciations and appreciations in relation to the U.S. dollar and other strong foreign currencies in the last four decades. During this period, the Brazilian

government implemented several economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system.

In 2020, the real depreciated by 28.9% against the U.S. dollar and on December 31, 2020, the real/U.S. dollar selling exchange rate was R$5.1967 per US$1.00. In 2021, the real depreciated by 7.4% against the U.S. dollar and on December 31, 2021, the real/U.S. dollar selling exchange rate was R$5.5805 per US$1.00. In 2022, the real appreciated by 6.5% against the U.S. dollar and on December 31, 2022, the real/U.S. dollar selling exchange rate was R$5.2177 per US$1.00.

We cannot assure you that the real will not significantly appreciate or depreciate in relation to the U.S. dollar and we have no control over and cannot predict the Brazilian foreign exchange policy. Depreciation of the real may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs.

COVID-19

The COVID-19 pandemic has adversely affected and may continue to affect us.

The COVID-19 pandemic and governmental responses thereto have had, and may continue to have, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction.

The COVID-19 pandemic has also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads.

Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control future volatility or to prevent serious and prolonged reductions in economic activity. While many of the governmental imposed restrictions, such as social distancing measures, have since been lifted, there is no way to predict that these policies will not be tightened or that new and different restrictions will not be imposed. These policies and measures have influenced, and may continue to influence, the behavior of the consumer market and the population in general, and the demand for services, products, and credit.

The pandemic and disruptions arising from it have adversely impacted us to varying degrees and in various aspects, including with the implementation of a remote work policy, and measures to reduce circulation of people in our offices.

We continue to closely monitor the pandemic and related risks as they evolve globally. The extent of the impacts of the COVID-19 pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations and variants of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the COVID-19 pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the COVID-19 pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers).

To the extent the COVID-19 pandemic adversely affects our business, results of operations and financial condition, it would also have the effect of heightening many of the other risks described in this “Risk Factors” section of this annual report.

h) The regulation of the sectors in which the issuer operates

Regulatory, Compliance and Legal

Changes in applicable law or regulation may have a material adverse effect on our business.

Brazilian banks, including us, are subject to extensive and continuous regulations and regulatory supervision by the Brazilian government, principally by the Central Bank. Changes in the law or regulations applicable to financial institutions in Brazil may adversely affect our operations, especially regulations imposing:

• minimum capital requirements;

• reserve and compulsory deposit requirements;

• insurance regulations;

• restrictions on credit card and payroll loans activities, among other products and services offered by us;

• minimum levels for federal housing and rural sector lending;

• funding restrictions;

• lending limits, earmarked lending and other credit restrictions;

• limits on investments in property, plant and equipment;

• environmental, social, and corporate governance requirements;

• restrictions on remittances abroad and other exchange controls;

• limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge;

• accounting and statistical requirements; and

• other requirements or limitations in the context of a global financial crisis.

The regulatory framework governing Brazilian financial institutions, including banks, broker-dealers and leasing companies, and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on international developments. Any such changes or new laws and regulations could adversely affect us.

In the context of economic or financial crises, the Brazilian government may also implement changes to the legal framework applicable to the operations of Brazilian financial institutions, such as the proposed regulatory reforms aiming to prevent the recurrence of crises similar to the financial crisis that began in late 2007, which included a new requirement to increase the minimum regulatory capital (Basel III).

Moreover, there are several proposed bills under consideration in the Brazilian Congress that, if approved into law as currently drafted, could adversely affect us.

We also have operations outside of Brazil, including, but not limited to, Argentina, the Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the United States and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.

As part of our ordinary course of business, we are subject to inspections by federal, municipal, and state tax authorities. The Brazilian government regularly amends tax laws and regulations, that may create new taxes, modify tax rates and change the calculation basis, taking into account that some of the changes may be applicable solely to the banking industry. Some of these amendments may increase, directly or indirectly, our tax burden, which may adversely affect our profitability.

As of the date of this annual report, the Brazilian Congress is discussing broad tax reforms. Ongoing discussions include replacing certain existing taxes, imposition of withholding tax over dividends distributions (currently exempt from income taxation), increase of certain taxes levied on financial revenues, among other provisions. There is no clarity as to when or whether such tax reforms may ultimately be enacted. If adopted, any tax reforms may affect our business by increasing our costs, limiting our profitability or having other impacts.

In addition, certain tax laws may be subject to controversial interpretations. If the tax authorities interpret the tax laws inconsistently with our interpretation, we may be adversely affected, including the payment in full of taxes due, plus charges and penalties, which could adversely affect our results of operations. For instance, in February 2023 the Federal Supreme Court, or STF, ruled that a final and unappealable decision on a tax matter that currently applies to the legal entity may lose its effects when there is a contrary judgment by the STF. This ruling may impact taxpayers in general, including us, as it may lead to the obligation to pay for taxes that were not originally due.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We, through our subsidiaries, operate in several sectors related to the provision of credit and financial services. For purposes of regulation and supervision, the Central Bank deems Itaú Unibanco, its subsidiaries and affiliates to be a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank in, the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have direct claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. Conversely, if the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries' assets. In addition, the Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process, which may adversely affect us.

Increases in compulsory deposit requirements may have a material adverse effect on us.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposits requirements or impose new requirements. Increases in reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments and, as a result, may have a material adverse effect on business, financial condition and results of our operations.

Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them.

We offer certain insurance products, including but not limited to health, life and car insurance. Insurance companies are subject to regulation and supervision from the Superintendence of Private Insurance ("Superintendência de Seguros Privados"), or SUSEP, including the possibility of intervention and/or liquidation in case of insufficient resources, technical reserves, or poor economic condition. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities.

As we provide health insurance products, we are also subject to the regulations of the Brazilian Health Agency (Agência Nacional de Saúde), or ANS. Health insurance companies facing financial distress or carrying out activities irregularly may be subject to penalties by ANS that range from warnings to the cancellation of the company's authorization to operate and sale of its portfolio. In addition, ANS may also impose fiscal or technical direction regime or extrajudicial liquidation. Any changes in regulations imposed and penalties applied by SUSEP and ANS may adversely affect our insurance operations.

We are subject to financial and reputational risks arising from legal and regulatory proceedings.

As part of the ordinary course of our business, we face risks of losses arising from legal and regulatory proceedings, including but not limited to civil, labor and tax lawsuits and proceedings, which could subject us to inspections, monetary judgements, regulatory enforcement actions, compensation for damages, fines and penalties. We cannot predict the outcome of pending proceedings, or the potential loss, fines and penalties related to each pending matter.

For example, as described in note 29 to our consolidated financial statements, we are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. While the Superior Court of Justice (Superior Tribunal de Justiça) has issued decisions favorable to holders of savings accounts, the Supreme Court of Brazil (Supremo Tribunal Federal), or STF has not ruled on the constitutionality of such economic plans and whether they are even applicable to savings accounts. In December 2017, representative entities of banks and the representative entities of holders of savings accounts entered into a settlement agreements, but the low adherence to the agreement and the possible unfavorable judgment by the Federal Supreme Court may result in significant costs to the Brazilian banks and losses significantly higher than the amount of our provisions, which could have an adverse effect on the amounts of our financial position.

In addition, we record reserves for probable losses that can be reasonably estimated or as otherwise required by Brazilian law. In case we are required to pay amounts for which we have no provisions, or that are higher than the provisions we made, we may be materially and adversely affected.

Risk Factors for ADS Holders

Holders of our shares and ADSs may not receive any dividends.

According to our bylaws, we are required to pay our shareholders at least 25% of our annual adjusted net income calculated in accordance with BRGAAP, which may differ significantly from our net income calculated under IFRS as issued by the IASB. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition.

For further information see "Note 19 – Stockholders' Equity" to our audited consolidated financial statements.

For further details about CMN's capital requirements and dividends and interest on capital see "Note 2 - Significant Accounting Polices - d) Summary of main accounting practices - XVII -

Dividends and interest on capital" and "Note 19 – Stockholders' Equity" to our audited consolidated financial statements.

i) Foreign countries where the issuer operates

Risk factors related to foreign countries that may influence a decision to invest in our securities are described in items (a), (g) and (h) of this item 4.1.

j) To social issues

Social Risk

We may incur financial losses and damages to our reputation as a consequence of social risks.

We, as a financial institution, are subject to Social risks, which may potentially affect our own operations, our business activities and revenues of our clients, especially in case of serious social incidents and/or regulatory penalties or sanctions, such as reputational risks specially those related to human rights. Further, we consider that the manner our clients and providers undertake their activities may conflict with our principles and values which are part of our exclusion list i.e. (i) modern slavery; (ii) child labor in disagreement with the local law; and (iii) forced prostitution and sexual exploitation including child prostitution.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitation to our ability to pursue certain business opportunities. On that regard, Brazilian highest financial regulator determines that banks must add social aspects within the scope of an integrated risk management framework. (Resolutions No. 4,557/17 and No. 4,943/21). Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social risks that could represent potential losses. Brazilian Central Bank is in charge of supervising the implementation of such regulation.

k) environmental issues

Environmental Risk

We may incur financial losses and damages to our reputation as a consequence of environmental risks.

We, as a financial institution, are subject to environmental risks, which may potentially affect our own operations, our business activities and the revenues of our clients, especially in case of serious environmental incidents and/or regulatory penalties or sanctions. We can also be indirectly liable for, given financial support to a project that caused an environmental damage, under a joint and several liability model, which could also expose us to further reputational risks.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitation to our ability to pursue certain business opportunities. On that regard, Brazilian highest financial regulator determines that banks must add environmental aspects within the scope of an integrated risk management framework. (Resolutions No. 4,557/17 and No. 4,943/21). Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate environmental risks that could represent potential losses. Brazilian Central Bank is in charge of supervising the implementation of such regulation.

l) climate issues, including physical and transition risks

Climate risk

Climate change may have adverse effects on our business and financial condition.

Climate change related risks are gaining increasing social, regulatory, economic, and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from: (i) physical climate risks; (ii) transition climate risks, including climate litigation.

Physical climate risks are those that arise from changes in climate and weather that impact the economy and can be chronic physical risks including rising global average temperatures, which can cause sea levels to rise and acute climate risks caused by natural disasters including but not limited to floods, fires and hurricanes. Such disasters could adversely affect our clients' business as well as our operations. In addition, physical risks could cause market volatility and negatively affect the liquidity and credit worthiness, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. In addition, our facilities and resilience may also suffer physical damages due to severe weather events which may represent increased operational costs.

Transition climate risks are those that arise from the transition to a low-carbon economy. We expect that the market may face significant and rapid developments in terms of stakeholder expectations, new technologies, policy, legal and regulatory demands capable of impacting our lending activities and the value of our financial assets. Further, we expect greater scrutiny of the business we conduct and the customers we transact with. As a result of practices and decisions related to climate change, our reputation and client relationships may be damaged, which may impact the demand for our products resulting in impairment changes.

Another potential risk arises from climate-related litigation, which is compelling governments and corporate actors to purse action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. As a financial institution, we are not only exposed to the risk of being sued in a climate-related lawsuit, but also be indirectly affected through our credit portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our client´s business, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change.

Effects from both physical and transitional climate risks may also represent losses for our clients, affecting companies´ profitability as well as their ability to fulfill their obligations. Further, possible carbon pricing can affect companies' costs and compromise their ability to generate cash flows. This could generate a wider deterioration of our clients' creditworthiness, generating a greater loss of credit. If we do not map the risks associated with climate change into our traditional risk framework, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

m) other issues not included in the previous items

Not applicable, since there are no questions not included in the previous items.

n) 5 (five) main risk factors, among those listed in field 4.1, regardless of the category they fall into

Among the risk factors listed in item 4.1, the main ones are:

- We may incur losses associated with counterparty exposure risks;

- Changes in macroeconomic and geopolitical conditions may adversely affect us;

- The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as political and economic conditions in Brazil, may adversely affect us;

- Changes in applicable law or regulation may have a material adverse effect on our business;

- Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.